ATENTO

Atento S.A.
Société anonyme
1, rue Hildegard Von Bingen
L-1282 Luxembourg, Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 185761
(the **Company**)

Dear Shareholders

This letter is sent to all shareholders in addition to the documents referenced in the convening notice dated 27 september 2023, by which the annual general meeting of the Company is convened for 19 October 2023.

The information in this letter should be carefully considered by shareholders as it is directly relevant to the votes to be cast by shareholders at the annual general meeting.

Shareholders are presented with the consolidated financial statements of the Atento Group and the stand alone financial statements of the Company at the annual general meeting and approval is requested for both. Discharge of directors is also requested based on the approval of these financial statements.

Reference is made to the audit reports on (i) the consolidated financial statements (which audit report is unqualified), and (ii) the stand alone accounts of the Company (which is qualified regarding an impairment on 2022 figures).

Shareholders are asked to note the following :

- The Company and Atento Group are currently undertaking a financial restructuring (the Restructuring)
- The financial statements for 2022 were finalised prior to the terms of the Restructuring being finalised
- The terms of the Restructuring will be subject to a Court process in the English Courts on the dates announced
- If the Restructuring is completed on the terms proposed:
    - the Company will, post closing of the Restructuring, no longer be the parent of the Atento Group
    - the Company will not have any significant assets (other than sufficient cash to pay its current expenses)
    - the Company will be released from liabilities / be funded to pay current liabilities so that it will be in the position to propose to shareholders to solvently liquidate the Company

As such, the Board of the Company notifies shareholders that if the Restructuring is completed,

a proposal will be put to shareholders to solvently liquidate the Company. It is expected that no return will be paid to shareholders on closing of such solvent liquidation.

Kind regards

On behalf of the Board of directors of Atento S.A.

By: Anil Bhalla
Title: Class I Director and authorised signatory
5 October 2023

Atento S.A.
Société Anonyme

Annual accounts and Report of the Réviseur d'entreprises agréé for the financial year ended December 31, 2022

1, Rue Hildegard von Bingen
L-1282 Luxembourg
RCS Luxembourg: B 185 761

Atento S.A.
Notes to the annual accounts as at December 31, 2022

Table of contents

Deloitte.

Deloitte Audit
Société à responsabilité limitée
20 Boulevard de Kockelscheuer
L-1821 Luxembourg

Tel: +352 451 451
www.deloitte.lu

To the Shareholders of
Atento S.A.
1, Rue Hildegard von Bingen
L-1282, Luxembourg
Luxembourg

REPORT OF THE REVISEUR D'ENTREPRISES AGREE

Report on the audit of the annual accounts

Qualified Opinion

We have audited the annual accounts of Atento S.A. (the "Company"), which comprise the balance sheet as at December 31, 2022 and the profit and loss account for the year then ended, and notes to the annual accounts, including a summary of significant accounting policies.

In our opinion, except for the effects of the matter described in the Basis for Qualified Opinion section of our report, the accompanying annual accounts give a true and fair view of the financial position of the Company as at December 31, 2022 and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

Basis for Qualified Opinion

The Company's direct investment in Atalaya Luxco Midco S.à r.l. (the "Subsidiary") is carried at EUR 489,67 million on the balance sheet as at December 31, 2022, under the caption Shares in affiliated undertakings. Management has identified triggers for impairment but due to the uncertain outcome related to the proposed financial restructuring plan described in note 2.2.9, they are not able to determine if the nature and the magnitude of the identified potential impairment would be durable in nature and have therefore not recorded any impairment to the investment held in the subsidiary. As a result, we were unable to obtain sufficient appropriate audit evidence about the carrying amount of Company's investment in Atalaya Luxco Midco S.à r.l. as at December 31, 2022. Consequently, we were unable to determine whether any adjustments to this amount were necessary.

In addition, we were unable to obtain appropriate and sufficient audit evidence about the amounts related to the shareholders equity and the result of last financial period of Atalaya Luxco Midco S.à r.l., disclosed in note 3.1, because of the reason described above, management was unable to determine if any impairment adjustment was needed to the carrying value of Atento Luxco 1 S.A., being the sole subsidiary of Atalaya Luxco Midco S.à r.l.. Consequently, we were unable to determine whether any adjustments to these amounts were necessary.

Société à responsabilité limitée au capital de 360.000 €
RCS Luxembourg B 67.895
Autorisation d'établissement 10022179

Deloitte.

We conducted our audit in accordance with the Law of July 23, 2016 on the audit profession (Law of July 23, 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the "*Commission de Surveillance du Secteur Financier*" (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the "*réviseur d'entreprises agréé*" for the Audit of the Annual Accounts" section of our report. We are also independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2.2.9 of the annual accounts, which indicates that the Company is the parent of Atento group and is facing financial difficulties which led to a proposed restructuring plan, mainly involving the debt issued by an indirect subsidiary, Atento LuxCo 1 S.A.
The going concern of the Company is based on the assumption that the ongoing proposed financial restructuring will be successfully implemented. As the implementation of the proposed plan depends on all required Court's and relevant regulatory approval process being completed, including the favourable vote to the execution of the plan by qualified number of stakeholders, a material uncertainty exists that cast significant doubt on to assumption of the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Responsibilities of the Board of Directors of the Company for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the "*réviseur d'entreprises agréé*" for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of the "*réviseur d'entreprises agréé*" that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if,

individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
- Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the "*réviseur d'entreprises agréé*" to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the "*réviseur d'entreprises agréé*". However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

For Deloitte Audit, *Cabinet de révision agréé*

Alberto Maria Meriggio

Alberto Maria Meriggio, *Réviseur d'entreprises agréé*
Partner

Luxembourg, October 5th, 2023

Annual Accounts Helpdesk :

Tel. : (+352) 247 88 494
Email :
centralebilans@statec.etat.lu

RCSL Nr. : B185761	Matricule : 20142205670

BALANCE SHEET

Financial year from 01 01/01/2022 **to** 02 31/12/2022 *(in* 03 EUR*)*

Atento S.A.
1 Rue Hildegard von Bingen
L-1282 Luxembourg

ASSETS

	Reference(s)			Current year		Previous year
A. Subscribed capital unpaid	1101		101		102	
I. Subscribed capital not called	1103		103		104	
II. Subscribed capital called but unpaid	1105		105		106	
B. Formation expenses	1107		107		108	
C. Fixed assets	1109		109	489,668,692.60	110	491,140,958.59
I. Intangible assets	1111		111		112	
1. Costs of development	1113		113		114	
2. Concessions, patents, licences, trade marks and similar rights and assets, if they were	1115		115		116	
a) acquired for valuable consideration and need not be shown under C.I.3	1117		117		118	
b) created by the undertaking itself	1119		119		120	
3. Goodwill, to the extent that it was acquired for valuable consideration	1121		121		122	
4. Payments on account and intangible assets under development	1123		123		124	
II. Tangible assets	1125		125		126	
1. Land and buildings	1127		127		128	
2. Plant and machinery	1129		129		130	

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B185761		Matricule : 20142205670			
	Reference(s)		Current year		Previous year
3. Other fixtures and fittings, tools and equipment	1131	131		132	
4. Payments on account and tangible assets in the course of construction	1133	133		134	
III. Financial assets	1135 2.2.2,3	135	489,668,692.60	136	491,140,958.59
1. Shares in affiliated undertakings	1137 3.1	137	489,668,692.60	138	491,140,958.59
2. Loans to affiliated undertakings	1139	139		140	
3. Participating interests	1141	141		142	
4. Loans to undertakings with which the undertaking is linked by virtue of participating interests	1143	143		144	
5. Investments held as fixed assets	1145	145		146	
6. Other loans	1147	147		148	
D. Current assets	1151	151	15,546,948.86	152	25,471,704.04
I. Stocks	1153	153		154	
1. Raw materials and consumables	1155	155		156	
2. Work in progress	1157	157		158	
3. Finished goods and goods for resale	1159	159		160	
4. Payments on account	1161	161		162	
II. Debtors	1163 2.2.3,4	163	15,514,935.10	164	13,863,279.45
1. Trade debtors	1165	165		166	
a) becoming due and payable within one year	1167	167		168	
b) becoming due and payable after more than one year	1169	169		170	
2. Amounts owed by affiliated undertakings	1171 4.1	171	15,244,200.66	172	13,611,829.11
a) becoming due and payable within one year	1173 4.1.1	173	15,244,200.66	174	13,611,829.11
b) becoming due and payable after more than one year	1175	175		176	
3. Amounts owed by undertakings with which the undertaking is linked by virtue of participating interests	1177	177		178	
a) becoming due and payable within one year	1179	179		180	
b) becoming due and payable after more than one year	1181	181		182	
4. Other debtors	1183 4.2	183	270,734.44	184	251,450.34
a) becoming due and payable within one year	1185 4.2.1	185	270,734.44	186	251,450.34
b) becoming due and payable after more than one year	1187	187		188	

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B185761				Matricule : 20142205670	
	Reference(s)		Current year		Previous year
III. Investments	1189	5	189	0.00	190	10,902,688.39
1. Shares in affiliated undertakings	1191		191		192	
2. Own shares	1209	5.1	209	0.00	210	10,902,688.39
3. Other investments	1195		195		196	
IV. Cash at bank and in hand	1197		197	32,013.76	198	705,736.20
E. Prepayments	1199		199		200	
TOTAL (ASSETS)			201	505,215,641.46	202	516,612,662.63

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B185761	Matricule : 20142205670

CAPITAL, RESERVES AND LIABILITIES

		Reference(s)		Current year		Previous year
A. Capital and reserves	1301	6	301	487,333,841.11	302	499,839,357.37
I. Subscribed capital	1303	6.1	303	35,001.98	304	33,978.85
II. Share premium account	1305	6.2	305	490,569,553.59	306	479,666,865.20
III. Revaluation reserve	1307		307		308	
IV. Reserves	1309		309	3,397.89	310	10,906,086.28
1. Legal reserve	1311	6.3	311	3,397.89	312	3,397.89
2. Reserve for own shares	1313	6.4	313	0.00	314	10,902,688.39
3. Reserves provided for by the articles of association	1315		315		316	
4. Other reserves, including the fair value reserve	1429		429		430	
a) other available reserves	1431		431		432	
b) other non available reserves	1433		433		434	
V. Profit or loss brought forward	1319		319	9,231,403.91	320	6,488,319.07
VI. Profit or loss for the financial year	1321		321	-12,505,516.26	322	2,744,107.97
VII. Interim dividends	1323		323		324	
VIII. Capital investment subsidies	1325		325		326	
B. Provisions	1331		331		332	
1. Provisions for pensions and similar obligations	1333		333		334	
2. Provisions for taxation	1335		335		336	
3. Other provisions	1337		337		338	
C. Creditors	1435	2.2.6,7	435	17,881,800.35	436	16,773,305.26
1. Debenture loans	1437		437		438	
a) Convertible loans	1439		439		440	
i) becoming due and payable within one year	1441		441		442	
ii) becoming due and payable after more than one year	1443		443		444	
b) Non convertible loans	1445		445		446	
i) becoming due and payable within one year	1447		447		448	
ii) becoming due and payable after more than one year	1449		449		450	
2. Amounts owed to credit institutions	1355		355		356	
a) becoming due and payable within one year	1357		357		358	
b) becoming due and payable after more than one year	1359		359		360	

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B185761		Matricule : 20142205670			
	Reference(s)		Current year		Previous year
3. Payments received on account of orders in so far as they are not shown separately as deductions from stocks	1361	361		362	
a) becoming due and payable within one year	1363	363		364	
b) becoming due and payable after more than one year	1365	365		366	
4. Trade creditors	1367 7.1	367	1,338,974.97	368	396,567.22
a) becoming due and payable within one year	1369 7.1.1	369	1,338,974.97	370	396,567.22
b) becoming due and payable after more than one year	1371	371		372	
5. Bills of exchange payable	1373	373		374	
a) becoming due and payable within one year	1375	375		376	
b) becoming due and payable after more than one year	1377	377		378	
6. Amounts owed to affiliated undertakings	1379 7.2	379	16,331,057.62	380	16,256,233.69
a) becoming due and payable within one year	1381 7.2.1	381	16,331,057.62	382	16,256,233.69
b) becoming due and payable after more than one year	1383	383		384	
7. Amounts owed to undertakings with which the undertaking is linked by virtue of participating interests	1385	385		386	
a) becoming due and payable within one year	1387	387		388	
b) becoming due and payable after more than one year	1389	389		390	
8. Other creditors	1451 7.3	451	211,767.76	452	120,504.35
a) Tax authorities	1393 2.2.6.1	393	211,767.76	394	120,504.35
b) Social security authorities	1395	395		396	
c) Other creditors	1397	397		398	
i) becoming due and payable within one year	1399	399		400	
ii) becoming due and payable after more than one year	1401	401		402	
D. Deferred income	1403	403		404	
TOTAL (CAPITAL, RESERVES AND LIABILITIES)		405	505,215,641.46	406	516,612,662.63

The notes in the annex form an integral part of the annual accounts

Annual Accounts Helpdesk :

Tel. : (+352) 247 88 494
Email : centralebilans@statec.etat.lu

RCSL Nr. : B185761 | Matricule : 20142205670

PROFIT AND LOSS ACCOUNT

Financial year from 01 01/01/2022 **to** 02 31/12/2022
(in 03 EUR*)*

Atento S.A.
1 Rue Hildegard von Bingen
L-1282 Luxembourg

PROFIT AND LOSS ACCOUNT

		Reference(s)		Current year		Previous year
1. Net turnover	1701		701		702	
2. Variation in stocks of finished goods and in work in progress	1703		703		704	
3. Work performed by the undertaking for its own purposes and capitalised	1705		705		706	
4. Other operating income	1713	8	713	2,261,910.95	714	4,066,076.21
5. Raw materials and consumables and other external expenses	1671	9	671	-2,903,017.27	672	-823,452.58
a) Raw materials and consumables	1601		601		602	
b) Other external expenses	1603	9.1	603	-2,903,017.27	604	-823,452.58
6. Staff costs	1605		605		606	
a) Wages and salaries	1607		607		608	
b) Social security costs	1609		609		610	
i) relating to pensions	1653		653		654	
ii) other social security costs	1655		655		656	
c) Other staff costs	1613		613		614	
7. Value adjustments	1657	4.1.1	657	-512,495.00	658	
a) in respect of formation expenses and of tangible and intangible fixed assets	1659		659		660	
b) in respect of current assets	1661		661	-512,495.00	662	
8. Other operating expenses	1621	11	621	-310,160.34	622	-389,561.06

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B185761		Matricule : 20142205670			
	Reference(s)		Current year		Previous year
9. Income from participating interests	1715	715		716	
a) derived from affiliated undertakings	1717	717		718	
b) other income from participating interests	1719	719		720	
10. Income from other investments and loans forming part of the fixed assets	1721	721		722	
a) derived from affiliated undertakings	1723	723		724	
b) other income not included under a)	1725	725		726	
11. Other interest receivable and similar income	1727 13	727	813,653.11	728	352,484.78
a) derived from affiliated undertakings	1729 13.1	729	774,833.87	730	205,715.09
b) other interest and similar income	1731 13.2	731	38,819.24	732	146,769.69
12. Share of profit or loss of undertakings accounted for under the equity method	1663	663		664	
13. Value adjustments in respect of financial assets and of investments held as current assets	1665 5	665	-10,902,688.39	666	
14. Interest payable and similar expenses	1627 13	627	-947,904.32	628	-651,957.70
a) concerning affiliated undertakings	1629 13.1	629	-917,282.85	630	-30,317.84
b) other interest and similar expenses	1631 13.2	631	-30,621.47	632	-621,639.86
15. Tax on profit or loss	1635	635		636	
16. Profit or loss after taxation	1667	667	-12,500,701.26	668	2,553,589.65
17. Other taxes not shown under items 1 to 16	1637 14	637	-4,815.00	638	190,518.32
18. Profit or loss for the financial year	1669	669	-12,505,516.26	670	2,744,107.97

The notes in the annex form an integral part of the annual accounts

1. General information

Atento S.A. (hereafter the "**Company**" and together with its subsidiaries "Atento") was incorporated on March 5, 2014 and is organised under the laws of Luxembourg as a Société Anonyme for an unlimited period.

The registered office of the Company is established at 1, Rue Hildegard von Bingen, L-1282 Luxembourg.

The Company's financial year starts on January 1 and ends on December 31 of each year.

The purpose of the Company is the holding of participations in any form whatsoever in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

The Company may further guarantee, grant security, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as the Company.

The Company may raise funds especially through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue any debt, equity and/or hybrid or other securities of any type in accordance with Luxembourg law.

The Company may carry out any commercial, industrial, financial, real estate or intellectual property or other activities which it considers useful for the accomplishment of these purposes.

The Company was listed under "ATTO" on the New-York Stock Exchange since October 2, 2014. On July 21, 2023, the Company received a letter from the New York Stock Exchange ("NYSE") communicating that the NYSE has initiated proceedings to delist Atento's ordinary shares from the NYSE. The NYSE initiated the delisting proceedings after determining that the average market capitalization of Company's ordinary shares fell below $15 million over a 30 trading-day period under Section 802.01B of the NYSE Listed Company Manual. The NYSE also indefinitely suspended trading of Company's ordinary shares effective July 21, 2023.

The Company also prepares consolidated financial statements, which are subject to publication as prescribed by the Luxembourg law.

The ongoing military operation in Ukraine and the related sanctions targeted against the Russian Federation may have impact on the European economies and globally. The Company does not have any significant direct exposure to Ukraine, Russia or Belarus. However, the impact on the general economic situation may require revisions of certain assumptions and estimates. This may lead to material adjustments to the carrying value of certain assets and liabilities within the next financial year. At this stage Management is not able to reliably estimate the impact as events are unfolding day-by-day.

The longer-term impact may also affect trading volumes, cash flows and profitability. Nevertheless, at the date of these financial statements the Company continues to meet its obligations as they fall due and therefore continues to apply the going concern basis of preparation.

2. Summary of significant accounting policies and valuation methods

2.1. General principles

The annual accounts are prepared in conformity with the Luxembourg legal and regulatory requirements and according to generally accepted accounting principles applicable in Luxembourg under the historical cost convention. The accounting policies and valuation principles are, apart from those enforced by the law, determined and implemented by the Management.

The preparation of annual accounts requires the use of certain critical accounting estimates. It also requires the Management to exercise its judgement in the process of applying the accounting policies. Changes in assumptions may have a significant impact on the annual accounts in the period in which the assumptions changed. The Management believes that the underlying assumptions are appropriate and that the annual accounts therefore present the financial position and results fairly.

The Management believes that the underlying assumptions are appropriate and that the annual accounts therefore present the financial position and results fairly.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

2.2. Significant accounting and valuation policies

The significant accounting and valuation policies of the Company can be summarised as follows:

2.2.1. Formation expenses

The formation expenses are fully amortised during the year in which they are incurred.

2.2.2. Financial assets

Financial assets such as shares in affiliated undertakings, participating interests, loans to these undertakings, investments held as fixed assets and other loans are valued at their nominal value.

If the Management determines that a durable impairment has occurred in the value of a financial asset, a value adjustment is made in order to reflect that loss. These value adjustments are not continued if the reasons for which they were made have ceased to apply.

2.1. General principals (Cont.)

2.2.3. Debtors

Debtors are recorded at their nominal value. A value adjustment is made when their recovery is partly or completely in doubt. These value adjustments are not continued if the reasons for which they were made have ceased to apply.

2.2.4. Foreign currency translation

The Company maintains its books and records in EUR.

All transactions expressed in currency other than EUR are translated into EUR at the exchange rate prevailing at the date of the transaction.

The formation expenses and the fixed assets expressed in another currency than EUR are translated in EUR at the exchange rate prevailing at the date of their acquisition. At the balance sheet date, these fixed assets are maintained at their historical exchange rate.

Cash is translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses resulting from this conversion are accounted for in the profit and loss account for the year.

Other assets and liabilities are translated separately respectively at the lower (assets) or at the higher (liabilities) of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. The unrealised exchange losses are recorded in the profit and loss account. The realised exchange gains and losses are recorded in the profit and loss account at the moment of their realisation.

In the case there is an economic link between an asset and a liability, they are translated in total and only the unrealised net exchange losses are accounted for in the profit and loss account.

2.2.5. Prepayments

This item includes charges incurred during the financial year but attributable to a subsequent financial year.

2.2.6. Creditors

Creditors are recorded at their repayment value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the maturity of the debt.

2.2.6.1. Other creditors - Tax

This item includes the tax liability estimated by the Company for the financial years for which the Company has not been assessed yet. The advance payments are disclosed in the assets of the balance sheet under "**Other debtors**".

2.2.7. Own shares

Own shares are carried at the lower of the purchase price including the expenses incidental thereto, or, market value. The market value corresponds to the last available quoted price in an active market for quote securities.

They are subject to value adjustments where their recovery is compromised. These value adjustments are reversed when the reasons for which the value adjustments were made have ceased to apply.

2.2.8. Share-based payments

Awards made under the Group's Long-term Incentive Plans, in the form of equity-settled share-based payments, are satisfied by the Company on behalf of its affiliated undertakings.

2.2.9. Going concern

The annual accounts has been prepared in accordance with the going concern basis of accounting.

In the consolidated financial statements for the year ended December 31, 2022, approved on September 1, 2023, the Company presented a consolidated negative shareholder equity amounting to $348.9 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the finance costs and change in fair value of derivatives amounting to $182.5 million representing a substantial share of the consolidated financial cost, is mainly influenced to the Brazilian risk free interest rate ("selic") which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. The challenges related to the sector in which Atento operates, disruption from technology adoption, inflationary cost pressures, and the post-pandemic macroeconomic challenging situation and reputational damage after the cyberattack occurred in 2021 caused material pressure on Atento's margins and an increased risk of cash short falls beginning 2023.

Subsequently, in light of the financial difficulties, Management engaged financial advisors to assist with additional capital raise and the formulation of a long-term financially viable solution for Atento. There has been a series of financial support events including the issuance of new Notes in February 2023 (the "2025 Notes") by Atento Luxco 1 S.A., an indirect subsidiary of the Company, the implementation of a Restructuring Support Agreement ("RSA") and a proposed financial restructuring plan between the Company and an Ad-Hoc Group of supportive Holders of the Company's debt (see note 18).

Proposed Financial Restructuring:

The purpose of the Restructuring Plan is to provide a financial restructuring that stabilizes Atento, right-sizes and deleverages the capital structure, and return Atento to a sustainable financial health. The Restructuring Plan was contemplated to be effected in two general phases;

the first involved the provision of an interim financing on June 30, 2023 (the "Interim Financing Date"), as a bridge to the phase 2; which is the comprehensive financing restructuring of the company as follow:

The phase 1, the Interim Financing, was provided by the Issuance of new money by Ad-Hoc Group of financial stakeholders and was set to be drawn in three tranches. The first tranche amounting $17 million was drawn on June 30, 2023; the second tranche amounting additional $17 million was drawn on July 31, 2023; the third tranche amounting additional $3 million was drawn on August 31, 2023, all of them followed by the satisfaction of certain conditions including the execution of RSA. As per the Company's financial advisor hired to monitor the short-term cash flows, the injection of these new money will support the Company's operation until November 2023.

The phase 2, the comprehensive financial restructuring, is an in-court restructuring process introduced under the UK Corporate Insolvency and Governance Act 2020 and is provided for under part 26A of the Companies Act 2006. It allows a financially distressed debtor to implement a restructuring with a consent threshold provided the restructuring plan obtains the sanction of an English Court. The proposed restructuring is expected to be completed in October 2023 subject to certain creditors approvals and court sanction will mainly seek the achievement of the equitization of majority of the Company's debt, aiming a significant reduction of the net debt ratio and additional financial support ("Exit money") expected to amount $79 million in the form of preferred shares.

In respect to the in-court process, the following main conditions will be evaluated in the court hearings:

a. Atento has encountered financial difficulties that are affecting, or will affect, its ability to carry on its business as a going concern;
b. a compromise or arrangement is proposed between Atento and its members and/or creditors or any class or classes of them, and the purpose of such compromise or arrangement is to eliminate, reduce or prevent, or mitigate the effect of such financial difficulties;
c. that Atento has "sufficient connection" to England;
d. that the plan will have "substantial effect" in other relevant jurisdictions;
e. Restructuring Plan must be approved by at least seventy-five per cent in value of each class of plan creditors present and voting (in person or by proxy) at the plan meeting;
f. In circumstances where at least 75% in value of a class or classes of plan creditors present and voting at a plan meeting do not approve the Restructuring Plan, the court may exercise its discretion to sanction the Restructuring Plan to "cram-down" and bind such dissenting class or classes given certain conditions are met.

As implementation of the proposed plan depends on all required court and relevant regulatory approval process being completed and the required percentage of the Atento's stakeholders, by value, have voted in favor, a material uncertainty exists that may cast significant doubt on the presumption of the Company's ability to continue as going concern. If the Financial Restructuring Plan is not sanctioned, Atento will be unable to raise additional financing it requires, will therefore experience a significant liquidity shortfall and, is unlikely to be able to

secure any long-term financing solution. The use of going concern is made on the assumption that the proposed financial restructuring ("Financial Restructuring Plan") will be successfully implemented. Our financial statements do not include any adjustments that might result from the outcome of these uncertainties aforementioned.

3. Financial assets

3.1. Shares in affiliated undertakings

Undertakings in which the Company holds at least 20% of the share capital or in which it is a general partner are as follows:

Name of the company	Registered office	Percentage of ownership	Closing date of last financial period	Shareholders equity (EUR)	Results of last financial period (EUR)	Net Investment amount 31.12.2022 (EUR)	Net Investment amount 31.12.2021 (EUR)
Atalaya Luxco Midco S.à.r.l.	1 rue Hildegard von Bingen, L-1282 Luxembourg	100.00%	31/12/2022	554,618,082.81*	(1,351,996.20)*	489,668,692.60	491,140,958.59

**Unaudited annual accounts of FY2022*

The figures mentioned in the Shareholders' equity and the Results of the last financial period are based on the last unaudited annual accounts available.

On January 1, 2022, Atalaya Luxco Midco S.à r.l. decided to reimburse a part of its Share Premium for un amount of EUR 1,472,265.99. The repayment was made in kind by offsetting receivables against the Company.

The Management considered the valuation of the subsidiary based on information available and decided that no value adjustment is required on that financial asset in the accounts of the Company.

4. Debtors

4.1. Amounts owed by affiliated undertakings

4.1.1. becoming due and payable within one year

The short-term loan can be summarized as follows:

Nature	Subscriber	Maturity date	Interest Rate	Carrying Value 31.12.2021 (EUR)	Capitalisation / (Reimbursement) (EUR)	Carrying Value 31.12.2022 (EUR)	Interest income 31.12.2022 (EUR)	Accrued interests 31.12.2022 (EUR)
Intercompany loan 1	Atento Luxco 1 S.A.	31/12/2022	7,85%	1,000,000.00	0.00	1,000,000.00	78,512.00	428,882.58

The management considered the valuation of the loans to affiliated undertakings and decided that no value adjustment is required.

This item is also composed of:

- head office costs recharged and to be recharged to affiliated undertakings for a total amount of EUR 6,528,653.83 (2021: EUR 3,997,688.45);
- advances with affiliated undertakings for a total amount of EUR 139,279.34 (2021: EUR 420,478.92); and
- invoices to be issued and issued to affiliated undertakings in relation to the vesting of the stock-based compensation plan for EUR 7,659,879.91 (2021: EUR 7,843,291.16).

The Management considered the valuation of the amounts owed by affiliated undertakings and decided to record a value adjustment amounting to EUR 512,495.00.

4.2. Other debtors

4.2.1. becoming due and payable within one year

This item is composed of:

- VAT recoverable for a total amount of EUR 189,482.01 (2021: EUR 175,012.91); and
- Withholding tax on director's fees for a total amount of EUR 76,437.43 (2021: EUR 76,437.43).
- Tax advances EUR 4,815.00 (2021: EUR 0.00).

5. Investments

5.1. Own shares

Gross book value 31.12.2021 (EUR)	Additions for the year (EUR)	Disposals for the year (EUR)	Gross book value 31.12.2022 (EUR)	Accumulated value adjustment 31.12.2021 (EUR)	Value adjustment 31.12.2022 (EUR)	Accumulated value adjustment 31.12.2022 (EUR)	Net book value 31.12.2021 (EUR)	Net book value 31.12.2022 (EUR)
10,902,688.39	-	-	10,902,688.39	-	10,902,688.39	10,902,688.39	10,902,688.39	-

The Management considered the valuation of the own shares and decided to record a value adjustment for an amount of EUR 10,902,688.39.

The Company also decreased its reserve for own shares for the same amount. (Refer to note 6.4).

6. Capital and reserves

6.1. Subscribed capital

As of December 31, 2021, the subscribed capital, amounting to EUR 33,978.85, is represented by 15,000,000 shares without nominal value.

On January 14, 2022, the Board approved to increase the share capital of the Company within its authorized share capital by an amount of one thousand twenty-three Euros and thirteen cents (EUR 1,023.13) through the issuance of four hundred fifty-one thousand six hundred sixty-seven (451,667) new shares without nominal value to employees each having an implied par value of EUR 0.002265256, to be paid out of distributable reserves of the Company from the current amount of EUR 33,978.85 to EUR 35,001.98.

As of December 31, 2022, the subscribed capital, amounting to EUR 35,001.98, is represented by 15,451,667 shares without nominal value.

The authorised capital, excluding the issued share capital, is set at EUR 999,996,000.02.

6.2. Share premium account

As at December 31, 2021, there was a share premium for a total amount of EUR 479,666,865.20.

During the financial year the reserves for own shares decreased for total amount of EUR 10,902,688.39, taken to the share premium account (Refer to note 6.4).

As at December 31, 2022, there is a share premium for a total amount of EUR 490,569,553.59.

6.3. Legal reserve

In accordance with Luxembourg company law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve reaches 10% of the issued share capital. The legal reserve is not available for distribution to the shareholders.

6.4. Reserve for own shares

In accordance with Luxembourg company law, the Company has allocated a part of its share premium to a non-distribute reserve under "Reserve for own shares or own corporate units"

As at December 31, 2021, the reserve for own shares amounted to EUR 10,902,688.39.

The non-distribute reserve has been aligned with the value of the own shares following the impairment for an amount of EUR 10,902,688.39.

As at December 31, 2022, the reserve for own shares amounts to EUR 0,00 (2021: EUR 10,902,688.39).

7. Creditors

7.1. Trade creditors

7.1.1. becoming due and payable within one year

This item is composed of:

- invoices payable for an amount of EUR 922,406.17 (2021: EUR 280,464.86); and
- accruals for audit, tax and administrative fees for a total amount of EUR 416,568.80 (2021: EUR 116,102.36).

7.2. Amounts owed to affiliated undertakings

7.2.1. becoming due and payable within one year

The short-term loans can be summarized in the following table:

Nature	Subscriber	Maturity date	Interest Rate	Carrying Value (original currency)	Carrying Value 31.12.2021 (EUR)	Capitalisation/ (Reimbursement) (EUR)	FX changes 31.12.2022 (EUR)	Carrying Value 31.12.2022 (EUR)	Capitalised interest 31.12.2022 (EUR)	Interest expenses 31.12.2022 (EUR)	Accrued interests 31.12.2022 (EUR)
Intercompany loan 3	Atento Spain Holdco S.L.U.	31/12/2022	1.40%	USD 3,000,000.00	2,654,632.34	0.00	158,043.45	2,812,675.79	0.00	39,953.83	137,982.94

This item is also composed of:

- invoice received from affiliated undertakings for fees in relation to the initial public offering by the Company of certain of its shares for a total amount of EUR 1,472,265.99 (2021: EUR 1,472,265.99);
- payables towards affiliated undertakings related to the share buyback program and invoices paid on behalf of the Company for the total amount of EUR 9,665,879.76 (2021: EUR 9,794,222.78); and
- payables towards affiliated undertakings in relation to the vesting of the stock-based compensation plan for a total amount of EUR 2,242,253.14 (2021: EUR 2,242,253.14) (Refer to note 4.1.1).

7.3. Other creditors

This item is composed of:

- VAT payable for a total amount of EUR 130,545.43 (2021: EUR 44,097.02); and
- Withholding tax on director fees for a total amount of EUR 76,407.33 (2021: EUR 76,407.33).
- Net Wealth tax accruals EUR 4,815.00 (2021: EUR 0.00).

8. Other operating income

This item is composed of:

- vesting of the stock-based compensation plan recharged to affiliated undertakings for an amount of EUR 0.00 (2021: EUR 2,869,893.36) (Refer to note 4.1.1); and
- head office costs recharged and to be recharged to affiliated undertakings for an amount of EUR 2,261,910.95 (2021: EUR 1,196,182.85).

9. Raw materials and consumables and other external expenses

9.1. Other external expenses

This item is composed of:

- recurring accountant fees for a total amount of EUR 184,324.02 (2021: EUR 183,681.67);
- legal fees for a total amount of EUR 969,478.69 (2021: EUR 105,772.64);
- audit fees for a total amount of EUR 146,984.49 (2021: EUR 85,844.00);
- fiscal fees for a total amount of EUR 78,750.84 (2021: EUR 27,271.86); and
- other fees for a total amount of EUR 1,523,479.23 (2021: EUR 420,882.41).

10. Staff

The Company has not had any employees during the financial year ended December 31, 2022 and 2021.

11. Other operating expenses

This item is mainly composed of:

- director fees for a total amount of EUR 256,002.37 (2021: EUR 308,286.73); and
- WHT on director fees for a total amount of EUR 54,157.97 (2021: EUR 76,407.33).

12. Other interest receivable and similar income

12.1. derived from affiliated undertakings

This item is composed of:

- interest income on Intercompany Loan 1 for an amount of EUR 78,512.00 (2021: EUR 78,513.11) (Refer to note 4.1.1); and
- realized foreign exchange gains with affiliated undertakings for a total amount of EUR 696,321.87 (2021: EUR 127,201.98).

12.2. other interest and similar income

This item is composed of foreign realized exchange gains with third parties for a total amount of EUR 38,819.28 (2021: EUR 146,769.69).

13. Interest payable and similar expenses

13.1. concerning affiliated undertakings

This item is composed of:

- interest expenses on intercompany loans from affiliated undertakings for a total amount of EUR 33,666.64 (2021: EUR 76,837.16) (Refer to note 7.2.1); and
- foreign exchange losses with affiliated undertakings for a total amount of (EUR 712,845.21 (2021: (EUR 46,519.32))
- write off on Intercompany receivables for un amount of EUR 170,771.00 (2021: EUR 0.00).

13.2.other interests and similar expenses

This item is composed of:

- foreign exchange losses for a total amount of EUR 30,621.47 (2021: EUR 95,002.21)
- loss on disposal of own shares for an amount of EUR 0.00 (2021: EUR 526,637.65);

14. Tax status

The Company is subject in Luxembourg to the applicable general tax regulations.

This item is composed of:

- Net Wealth Tax for the financial year 2022 for a total amount of EUR 4,815.00 (2021: EUR 4,815.00).

15. Related parties transactions

The nature of the related parties relationships and the transactions with those related parties for the years ended December 31, 2022 and 2021 are detailed in the following notes:

- short-term loans owed by affiliated undertakings and related accrued interests (See note 4.1.1)
- head office costs recharged to affiliated undertakings (See note 4.1.1)
- advances with affiliated undertakings (See note 4.1.1)
- invoices to be issued and issued to affiliated undertakings in relation to the vesting of the stock-based compensation plan (See note 4.1.1)
- short-term loans owed to affiliated undertakings and related accrued interest (See note 7.2.1)
- invoice received from affiliated undertakings for fees in relation to the initial public offering by the Company of certain of its shares (See note 7.2.1)
- payables towards affiliated undertakings related to the share buyback program and invoices paid on behalf of the Company (See note 7.2.1)
- payables towards affiliated undertakings in relation to the vesting of the stock-based compensation plan (See note 7.2.1).

16. Compensations granted to the Management

The Company paid director fees for a total amount of EUR 256,002.37 to the Management for the financial year ended December 31, 2022 (2021: EUR 308,286.73).

The vesting of the stock-based compensation plan is composed of a time restricted stock unit plan (the "TRSU Plan") for a total number of 28,286 shares delivered (2021: 202,064 shares delivered).

There are no advances and loans granted to the Management for the financial year ended December 31, 2022 (2021: EUR 0.00).

17. Off-balance sheet commitments and contingencies

During 2015, the Company launched a stock-based compensation plan for the employees of Atento group.

During 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees of the Group.

During 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees of the Group. The Atento long term incentive plan 2020 is composed of:

- long term performance award based on the achievement of the average EBITDA margin for the 2020-2022 period. The related vesting date is August 3, 2023; and
- stock option plan allowing participants to purchase company shares at a fixed price after a vesting period and until the expiration of the exercise term. The grant date was August 3, 2020 and the related vesting dates are August 3, 2021, August 3, 2022 and August 3, 2023.

18. Subsequent events

Shared-based payment

On January 3, 2023, the Company granted a new share-based payment to the Board of directors as one-time award with a one-year vesting period.

Restructuring Support Agreement

In the first half of 2023, the Company, as the parent of Atento, faced a series of concerning events indicating significant doubts about the Company's ability to continue operating, including:

- Fitch Ratings downgraded Atento Luxco 1 S.A.'s Long-Term Foreign Currency Issuer Default Rating from 'B+' to 'B-'. Additionally, Atento's USD 500 million senior secured notes due 2026 were downgraded to 'B-'/'RR4' from 'B+'/'RR4', and Atento Brasil S.A.'s long-term National Scale Rating was lowered to 'B(bra)' from 'A-(bra)'. Atento Luxco 1 S.A. is an indirect subsidiary of the Company.
- Atento's level of indebtedness and debt commitments, including a $70 million loans and borrowings due in 2023 and payments related to Senior Secured Notes interest and coupon-only cross-currency swaps amounting to a total of $49 million in February and $46 million in August.
- Atento's available credit facilities with financial institutions were restricted in 2023 due to rating downgrades and the Company's financial health.

- Atento encountered a decline in cash and cash equivalents, resulting in postponed payments to specific supplier groups and tax obligations owed to tax authorities.

- Operational performance declined, especially due to reduced volumes resulting from the termination of low-margin contracts, currency devaluation in emerging markets, and implementation delays with new clients, impacting new-year projections.

- Certain covenants were breached: (a) failure to provide certain financial reporting on a timely basis, (b) non-payment of a loan outstanding under the Company's revolving credit facility agreement dated 23 December 2021, (c) failure to comply with certain cost reimbursement requirements, and (d) non-compliance with a cash variance covenant applicable to certain debt instruments. Company's noteholders have been notified of such defaults and have expressly undertaken under the "RSA" not to take any enforcement action against the Group for such defaults and have not indicated to the Company an intention to exercise their termination rights.

On June 30, 2023, the Company entered a binding restructuring support agreement with certain major financial stakeholders that provides a path to a comprehensive restructuring transaction, following the terms of the term sheet previously announced on June 23, 2023. In the restructuring support agreement, Atento and the participating financial stakeholders that have executed or acceded to the restructuring support agreement have agreed, subject to the terms and conditions of the restructuring support agreement, to provide support for the restructuring and to facilitate the implementation of the restructuring, including (in the case of the participating financial stakeholders) by voting in favor of the proposed restructuring at any creditor meetings and not taking, or instructing any other person to take, any enforcement action or pursuing any other available remedies against Atento or any other group company.

As of the date of this report, as mainly steps to support and achieve the implementation of the Restructuring before in-court proceedings the following has occurred:

- (2025 Notes) - on February 15, 2023, Atento entered into financing arrangements with a group of certain existing investors for additional financing by approximately $39.6 million through a senior secured notes due 2025 issued by Atento Luxco 1, S.A. (a wholly owned subsidiary) and guaranteed by selected receivables of certain subsidiaries. Interest will be payable every three months being 10% per annum payable in cash and 10% per annum payable in additional new notes.

- (Unwinding of cross-currency swaps) - on June 6, 2023, the Atento Luxco 1, S.A. announced the unwinding of its cross-currency interest rate swap agreements (in connection with the $500 million senior secured notes due 2026 to swap amounts payable in US dollars) without any cash-immediately disbursement. The treatment of the outstanding amounts of $120 million form part of Atento's Restructuring Support Agreement process. Unwinding of the swap agreements does not trigger the payment default or cross acceleration provisions of any other debt.

- (New Money 2025 Notes) - on June 30, 2023, the interim financing was provided by some holders to Atento Luxco 1, S.A.. The first tranche amounting $17 million was drawn on June 30, 2023; the second tranche amounting additional $17 million was

drawn on July 31, 2023; the third tranche amounting additional $3 million was drawn on August 31, 2023.

- (Atento UK) - on August 09, 2023, a new wholly owned subsidiary was incorporated in the UK and on August 17, 2023, acceded to the 2026 Notes and others debts as part of restructuring financial plan as a guarantor. Atento UK is the plan Company to establish "sufficient connection" to England for the purposes of the UK Restructuring Plan

- (Governing Law) - on August 11, 2023, the Company has launched the consent solicitation statement related to the governing law and jurisdiction of the 2026 Notes change from New York law and the courts of New York to English law and the exclusive jurisdiction of the English courts to establish "sufficient connection" to England for the purposes of the UK Restructuring Plan as set out in note 2 of Consolidated Financial Statements. On September 8, 2023, Atento Luxco 1 S.A., Wilmington Trust, National Association and Wilmington Trust (London) Limited entered into a Supplemental Indenture (the "Fourth Supplemental Indenture") to supplement the Indenture dated February 10, 2021 (the "Indenture"), governing the Company's $500 million 8.000% Senior Secured Notes due 2026 (the "Notes"). Following the execution of the Fourth Supplemental Indenture the governing law of the Indenture, the Notes and the Notes Guarantees was changed to the laws of England and Wales as the jurisdiction for instituting any suit, action or proceeding against the Company or any Guarantor under the Indenture.

- (Revised Restructuring Term Sheet) – On October 3, 2023 the Company and the Ad Hoc Group have agreed to certain amendments to the Restructuring Support Agreement. If implemented in line with the Amended Restructuring Term Sheet, the Restructuring would provide for the following, amongst other things (i) the reorganisation of the Issuer (as reorganised upon consummation of the Restructuring, the "Reorganised Company"), with the group of the Reorganised Company to consist of the Reorganised Company and each of the direct and indirect subsidiaries of the Issuer; (ii) the extinguishment of all of the 2026 Notes, the New Junior Lien Notes and the cross-currency rate swaps liabilities (the "Swaps Liabilities") arising under certain swap agreements with Goldman Sachs International, Nomura International Plc, and Morgan Stanley Capital Services LLC (the "Swap Providers"), in exchange for common equity interests in the Reorganised Company ("Ordinary Shares"); (iii) the provision of US$ 58 million in additional new money investment at emergence from the proposed Restructuring to the Reorganised Company through the issuance of preferred shares comprising 'Class A' preferred shares in the Reorganised Company (the "Class A Preferred Shares") ("Tranche A" and, together with Tranche B (as defined below), the "Exit Financing"); and (iv) the amendment and restatement of the Existing 2025 Notes and the New Money 2025 Notes to include, amongst other things, maturity extensions, amendments to the existing collateral package to cover all available assets on the basis that certain existing debt will be extinguished as part of the Restructuring and releases of the guarantees granted by the Company, Atalaya Luxco Midco S.a r.l and Atento UK Limited ("Atento UK"). In addition, the Group obtained commitments from existing stakeholders to backstop 100% of Tranche A of the Exit Financing and a commitment from an existing stakeholder (the "Tranche B Provider") to both (directly

or indirectly) (a) subscribe for US$ 15 million of the Class B Preferred Shares; and (b) make a US$ 3 million capital contribution to the Issuer (such investments together constituting "Tranche B" of the Exit Financing). The Tranche B Provider will be issued US$ 15 million of Class B Preferred Shares and will own directly or indirectly Ordinary Shares representing 5.00% of the fully diluted ordinary share capital of the Reorganised Company as at the Restructuring Effective Date. As at the date of this report, the Tranche B Provider has also acceded to the Restructuring Support Agreement. The Tranche B Provider's commitment to provide Tranche B of the Exit Financing will be conditional upon, amongst other things, the effectiveness of the Restructuring.

Atento is aiming to complete the proposed restructuring as soon as possible, with a target date expected to occur before November 30, 2023. Such target date may, however, be subject to limited extensions and Atento will continue working with its key financial stakeholders with a view to completing the transaction as soon as possible.

Further announcements and updates in relation to the restructuring will be provided in due course.

Atento S.A. Delisting proceedings

As described in paragraph 1, on July 21, 2023, the Company received a letter from the New York Stock Exchange ("NYSE") communicating that the NYSE has initiated proceedings to delist Atento's ordinary shares from the NYSE. The NYSE initiated the delisting proceedings after determining that the average market capitalization of Atento's ordinary shares fell below $15 million over a 30 trading-day period under Section 802.01B of the NYSE Listed Company Manual. The NYSE also indefinitely suspended trading of Atento's ordinary shares effective July 21, 2023. Atento does not intend to appeal the NYSE's determination. Atento's ordinary shares are quoted on the appropriate tier of the over the counter ("OTC") market. The Company's ticker symbol on the OTC "ATTOF". The delisting will only affect the shares of Atento S.A. at a holding company level and so will not affect business operations. Atento will continue to have reporting obligations under the Securities Exchange Act of 1934, as amended. On August 18, 2023 the entire class of Ordinary shares of Atento S.A. was retired from listing and registration on the New York Stock Exchange.

The delisting is contemplated as part of the comprehensive financial restructuring plan to significantly deleverage Atento's balance sheet, set out in the restructuring support agreement entered into by Atento and certain of its financial stakeholders, previously announced.